EXHIBIT 99.1

Yamana Gold Provides Mid-Year 2018 Exploration Update

TORONTO, July 26, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or “the Company”) herein provides a mid-year 2018 exploration update for select properties within its portfolio, namely Jacobina, Chapada, Minera Florida, El Peñón, Cerro Moro and Lavra Velha.

HIGHLIGHTS

Jacobina

  Exploration drilling has demonstrated the potential to add significant new, near mine shallow inferred mineral resources, namely in the new Serra do Corrego area, at grades higher than existing mineral reserves;
  The exploration program is on track to increase mineral reserve and mineral resource grades; and
  The regional surface exploration program within the Company’s expansive land package has identified several priority targets, including João Belo Sur, Santa Cruz and Barrocao, which show significant promise for further mineralized reefs based on surface samples and historical workings.

Chapada

  The drill program at Suruca is expanding the inferred sulphide mineral resource, including in a newly discovered hanging wall zone;
  Drilling at the Baru and Sucupira targets is providing additional mineral resources in the pit wall at Chapada;
  A new, 500-metre long copper and gold mineral system was discovered at the Santa Cruz target along the Northeast-Southwest direction with mineralization related to high density, A-type quartz veins and biotitic hydrothermal alteration, similar to those found at Corpo Sul; and
  Drilling at Hidrotermalito, located within two kilometres of Chapada, is returning positive results with grades higher than the existing Chapada mineral reserves.

Minera Florida

  The expansion of Fantasma, PV Sur and Don Leopoldo systems in the Pataguas area is continuing to demonstrate the prospectivity of the new Agua Fria concessions;
  Infill intercepts of several high-grade veins, including Centenario Sur and Maquis Clavo II, continue to provide new high-grade reserves in the core mine area; and
  Newly discovered veins are expected to be drill tested by the regional program later in 2018.

El Peñón

  Infill drilling continues to replace production depletion through conversion of inferred mineral resources to measured and indicated mineral resources, while the exploration program continues to identify new structures in the core mine area, which are expected to increase the mineral inventory and potentially extend the mine life.

Cerro Moro

  Infill drilling on the newly discovered Veronica vein is adding measured and indicated mineral resources and is expected to provide mine life extensions;
  The mine exploration program is targeting several new near surface veins that have been identified through mapping and geochemistry; and
  The district exploration program is advancing with detailed mapping, geophysics and geochemistry aimed at defining new drill targets for the 2019 exploration program.

JACOBINA, BRAZIL

Results to date suggest a possible increase in mineral reserve grade at Canavieiras and João Belo, while exploration drilling results are expected to provide new inferred mineral resources at greater than LOM grade due to the discovery of new mineralized reefs in the near-mine area of Serra do Corrego. New targets within the Yamana land package continue to demonstrate the potential of this asset, both to sustain production in the long term and to deliver opportunities for higher grades.

The goals of the 2018 exploration program at Jacobina are:

  Test areas for higher-than-reserve grade mineralization with a focus on targets near existing infrastructure;
  Drilling to optimize geologic constraints; and
  Explore broader land package in recognition of the prospectivity of the Yamana-controlled concessions.

The Jacobina gold mine is located in the east central section of Bahia State of Northern Brazil. The gold deposits at Jacobina are hosted within the southern sector of a north-south aligned belt comprised of Paleoproterozoic age conglomerate, schist and quartzite that extend for over 200 kilometers. The Company owns contiguous mining concessions for over 80 kilometres of this belt.  Exploration efforts are primarily concentrated on targets proximal to current operations, though for 2018 the program also includes work on the broader land package.

During the first half of 2018, 5,120 metres of drilling was completed toward the goal of identifying and testing higher-than-reserve grade mineralization with a focus near existing mine infrastructure. Since Jacobina already has mineral reserves that support a long mine life, one of the primary objectives is to enhance this through a focus on higher grades. In particular, work has centred on Serra do Corrego to test the extensions of mineralization up dip towards surface. This potential has been confirmed with the 2018 drill program and represents a significant discovery. The mineralization is both shallow, hosted in the upper 200 metres, and near existing infrastructure (Figure 1). Consequently, the Company is targeting inclusion of this up dip extension into year-end 2018 inferred mineral resources. In the second half of 2018, the Company will test if a similar setting exists directly along strike at Morro de Cuscuz. Selected highlights are presented in Figure 2.

During the first half of 2018, 8,719 metres of drilling was completed to upgrade mineral resources (all categories) at Canavieiras, Morro do Vento and João Belo. At João Belo, the program has further validated the existing block model in the drilled areas for the LVL, LMPC and MPC reefs while the results (Figure 3) indicate the potential for higher grades in the LVL and LMPC reefs. These intercepts are at the deepest levels at João Belo.

At Morro do Vento (Figure 4), results to date are confirming the mineral resource model (all categories) in all reefs and at Canavieiras drill results for the Maneira reef (Figure 5) have intersected higher grade intersections and thicker zones.

On the regional front, the conglomerate sequence that hosts the mineralized bodies continues for 15.5 kilometres on the Company’s property.  Along this sequence several areas have been identified as priority targets.  In particular, the João Belo Sur, Santa Cruz and Barrocao targets show promise for further mineralized reefs based on surface samples and historic workings.  Scout drilling, with a priority on the João Belo Sur target, is expected to identify opportunities to expand the mineral envelope.  Work will continue on these targets in late 2018.

CHAPADA, BRAZIL

Results to the end of the second quarter support the potential for inferred and measured and indicated mineral resource expansion at both Suruca and Sucupira/Baru by year end. The discovery of higher grade mineralization at Hidrotermalito may provide additional inferred oxide mineral resources as well as higher grade near mine inferred sulphide mineral resources. New intercepts at Santa Cruz indicate continuity of the Corpo Sul system to the southwest with new intercepts of stockwork mineralization.

The goals of the 2018 exploration program at Chapada are as follows:

  Targeted exploration to test and delineate opportunities for higher grade gold and copper mineralization;
  Focus on identifying near-mine inferred mineral resources, both for oxide and sulphide mineralization; and
  Follow up on regional targets to outline future opportunities for growth.

The Chapada complex has mineral reserves that support a mine life in excess of 20 years.  Given this long mine life the primary focus of the exploration program is on increasing gold grades in new inferred mineral resources.  Throughout the first half of 2018, the Company completed 14,778 metres of drilling in support of this objective, with drilling focused on Suruca, Sucupira, Baru, and Santa Cruz.

At Suruca, drilling has been focused on four primary targets:

1) Undrilled shallow areas outside of the inferred mineral resource envelope – drilling has confirmed mineralization with thicknesses and grades comparable with the existing resource and is expected to lead to an increase in inferred mineral resources;
2) Northeast extension - successful intercepts have expanded the mineral envelope to the northeast indicating the system is still open with the potential for additional focused drilling to expand the shallow inferred mineral resources;
3) Downdip extension - all completed drill holes have intersected higher grade zones such as SU-1018 with 66 metres of 0.9 grams per tonne (“g/t”) of gold, extending the mineral envelope to the NW;
4) Hangingwall target - Hole SU-1000 intersected a new mineralization zone intercepting 138 metres at 0.45 g/t gold, including 42.7 metres of 1.05 g/t gold, hosted in Suruca hanging wall rocks.  This suggests the potential for another mineralized zone within the Suruca system, which is expected to be followed up later in 2018.

The work completed to date is expected to increase inferred mineral resources and indicates that the mineral envelope continues to expand. Cross sections of Suruca and drill highlights from the first half of 2018 are shown in Figures 7 and 8. Overall, Suruca continues to support the Company’s view of a large mineral system that contains both oxide and sulphide mineralization. As these mineral resources expand further, Suruca is expected to provide optionality with respect to future development scenarios.

At Sucupira, drilling completed to date has intercepted strong hydrothermal alteration, generally associated with mineralization. Most assays from the first half drill program are pending, though early highlights include hole NM-260 (99 metres of 0.21g/t gold and 0.32% copper, including 11 metres of 0.53 g/t gold and 0.47% copper), and extend the Sucupira mineral envelope to the northwest.

At Baru, drilling completed to date focused on the central part of the deposit. Most assays from the first six months of 2018 are pending, though early drill results have extended copper and gold mineralization at Baru, which is expected to decrease the waste stripping ratio associated with the extraction of Sucupira ore.

Figure 9 displays a cross section of Baru and Sucupira demonstrating their continuity and relative placement to the current Chapada mine. Figure 10 presents selected assays from Sucupira and Baru.

At Santa Cruz, drilling has been executed in the northwest sector of the target, where drill holes SC-23 and SC-24 have identified a continuous mineralized zone for 500 metres along a Northeast-Southwest direction (Figure 11) related to high density, A-type quartz veins and biotitic hydrothermal alteration. These results are similar to those found at Corpo Sul and this is the first time they have been intercepted at this target. Figure 12 presents selected assays from Santa Cruz. Results from Santa Cruz appear promising and will be followed up.

In the first half of 2018, 3,432 metres of drilling were completed in support of the objective to target higher grade gold mineralization. The majority of the work has been completed at Hidrotermalito, focusing on oxide and underlying sulphide mineralization.

Hidrotermalito is within two kilometres of the existing plant and may represent a copper-gold system with higher grades than current Chapada mineral reserves. The deposit is open to the west and thicker sections of the ore body have been discovered but require follow up work to test for continuity. A cross section of Hidrotermalito is shown in Figure 13. Many of the assays are pending, but highlighted assay results returned to date are shown in Figure 14.

The surface exploration program at Chapada continues to build a pipeline of exploration targets.  In support of this goal, over 800 chip samples and over 3,500 soil samples have been collected at several locations throughout the property.  In particular, Água Branca, Jacutinga, Pedra Preta, Guará and Lambari have been identified as warranting follow up work.  Scout drilling will be completed on these targets over the next 18 months.

MINERA FLORIDA, CHILE

In late 2016, Yamana acquired the Agua Fria concessions and this area was the focus of exploration in late 2017 through the first half of 2018. Exploration continues to expand all resource categories at higher grade than the LOM plan in the Pataguas and PV Sur and Fantasma sectors. New surface discoveries within the Agua Fria concessions continue to provide new targets for future resource growthmine expansion.

The goals of the 2018 exploration program for Minera Florida are:

  Expand measured, indicated and inferred mineral resources by following up on recent exploration success at Las Pataguas, PV Sur, Tribuna Este, Los Patos & Volga; and
  Continue property surface exploration program to identify new veins near the current mine workings.

During the first half of 2018, the company completed 30,930 metres in support of the goal to expand all categories of mineral resources at Minera Florida and to generate new exploration targets in the new Agua Fria concessions. Drilling at PV Sur has enhanced the structural model and displays the development of wider, multiple mineralized zones along the intersection of the West- Northwest striking veins and north-south faults (see Plan View, Figure 15). Results from Fantasma, PV Sur and Don Leopoldo in the Pataguas area all indicate significant new mineralized zones. Highlighted results from these zones are in Figure 16. Infill drilling on the historic Core Mine area has also yielded significant high-grade results, most notably at Centenario Sur and Maquis Clavo II (Figure 17).The regional surface exploration program has been progressing with a focus on Fantasma, Las Lauras, Quesería, Mailen and Los Patos areas (Figure 16). As a result of work completed to date, the results suggest the discovery of at least five new veins. Work is currently ongoing to determine if these newly discovered Northwest-Southeast trending veins are intersected by North South structures, as historically this is where significant mineralization has been discovered at Minera Florida. It is expected that work to be undertaken in the second half of 2018 will support these concepts and evaluate the economic potential of these new targets.

EL PEÑÓN, CHILE

Exploration at El Peñón continues to successfully upgrade inferred mineral resources to mineral reserve status within the core mine area, which is expected to extend mine life by, at a minimum, replacing depletion supporting long term stable mine production.

The goals of the 2018 exploration program at El Peñón are to:

  Expand all categories of measured, indicated & inferred mineral resources;
  Test deep extensions of larger veins; and
  Test secondary structures to identify new core mine opportunities.

Approximately 21,900 metres of drilling was completed at El Peñón in the second quarter of 2018. Efforts focused primarily on upgrading inferred mineral resources at the Aleste, Bonanza, and Dorada sectors through infill drilling. Overall, infill drilling has demonstrated positive results and is expected to result in an upgrading to measured and indicated mineral resources. Drill results from this program are presented in Figure 18.

Outside of the core mine area, the district exploration program is advancing through detailed mapping, sampling and trenching activities.  Drilling is expected to start in the second half of 2018.

CERRO MORO, ARGENTINA

Results to the end of the second quarter suggest that, by year end, new measured and indicated mineral resources on the high -grade Veronica vein will replace mining depletion associated with 2018 production. Several new vein intercepts support modest growth of core mine inferred mineral resources, while a strong surface program is successfully delineating new drill targets for an anticipated long-term mine life extension.

The goals of the 2018 exploration program for Cerro Moro are to:

  Expand measured and indicated mineral resources;
  Add Inferred mineral resources within the core mine; and
  Develop new targets with surface exploration that can be part of the 2019 exploration drill program.

Approximately 13,800 metres of drilling was completed at Cerro Moro in the second quarter of 2018. Focus was on discovering new inferred mineral resources and converting existing inferred mineral resources to measured and indicated mineral resources, with the majority of the infill drilling completed on the Veronica vein, which was discovered in 2017, the Escondida Far East and Escondida Far West.

Successful results to date indicate drilling on these veins will likely lead to measured and indicated mineral resources that will replace mining depletion associated with 2018 production. Infill drilling highlights for Veronica are shown in long section in Figure 19 displaying the high-grade shoot at the western end of the new vein discovery. Selected assays are presented in Figure 20.

Scout drilling was completed on several other near mine targets and extensive surface work is ongoing to generate future targets for follow up drilling. Encouraging results from several new target areas are expected to develop into inferred mineral resources with further drilling. The strong surface exploration effort is providing new drill targets both within the core mine area and the very large regional land package, increasing the inventory of potential targets for future exploration.

Overall, exploration at Cerro Moro is progressing toward the objective of increasing mine life by adding new mineral reserves and mineral resources in all categories.

LAVRA VELHA, BRAZIL

The Lavra Velha project is an early-stage gold-copper exploration project located in the central part of Bahia State, Brazil, around 540 kilometres west of Salvador, capital of Bahia.

The Lavra Velha project represents a regional discovery and is believed to be an IOCG system characterized by sub-horizontal mineralized levels (Figure 24). The mineralization control at Lavra Velha suggests a close affinity to the volcanic-plutonic contact that likely acted as a structural/chemical boundary. To date Lavra Velha hosts an inferred mineral resource of 3.9 million tonnes of 4.29 g/t containing 543,000 ounces of gold.

Recent surface work implies the footprint of alteration and mineralization has the potential to be much larger than originally thought (Figure 21). The 2018 objective is to test many of these additional targets to identify a mineral envelope capable of hosting a deposit of at least 1.0 million ounces with open pittable grades greater than 2 g/t gold. Drilling is in progress and results are anticipated to be received in by the end of 2018.

FIGURES

For additional details and complete drill hole results, refer to the Company’s website at www.yamana.com.

Figure 1: Jacobina - Serra Do Corrego Up Dip Continuity (Looking West)
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Figure 2: Jacobina - Serro do Corrego Selected Assays

Hole	Sector	Reef	From (m)	To (m)	Interval (m)*	Au (g/t)
SCO610	S. Corrego	Maneira	92.50	94.50	2.00	1.57
SCO610	S. Corrego	Holandes	122.65	124.67	2.02	1.85
SCO610	S. Corrego	Holandes	152.00	153.37	1.37	1.89
SCO610	S. Corrego	LVLPC	217.30	218.50	1.20	6.89
SCO610	S. Corrego	LVLPC	219.50	221.88	2.38	2.14
SCO610	S. Corrego	MU	249.16	251.00	1.84	3.78
SCO612	S. Corrego	Holandes	124.00	126.00	2.00	1.24
SCO612	S. Corrego	LU	247.00	248.25	1.25	1.81
SCO612	S. Corrego	LU	256.22	256.50	0.28	7.69
SCO613	S. Corrego	LVLPC	119.50	120.84	1.34	2.22
SCO613	S. Corrego	LVLPC	133.08	134.04	0.96	2.7
SCO613	S. Corrego	MU	154.60	155.63	1.03	6.47
SCO615	S. Corrego	LVL	107.79	108.26	0.47	4.65
SCO615	S. Corrego	LU	175.50	180.00	4.50	2.12
SCO617	S. Corrego	HOL	111.63	113.64	2.01	2.66
SCO617	S. Corrego	MSPC	195.31	197.07	1.76	3.34
SCO617	S. Corrego	LVL	199.00	205.28	6.28	3.82
Incl.	S. Corrego	LVL	200.95	202.50	1.55	11.38
SCO617	S. Corrego	LVL	209.50	216.05	6.55	2.31
Incl.	S. Corrego	LVL	213.00	215.59	2.59	3.5
SCO617	S. Corrego	MU	238.70	241.50	2.80	6.96
SCO617	S. Corrego	MU	243.00	246.95	3.95	6.59

*Intervals represent at least 70% of true widths

Figure 3: Jacobina - João Belo Selected Assays

Hole	Sector	Reef	From (m)	To (m)	Interval (m)*	Au (g/t)
JBA2206	J. Belo	LVL	54.80	58.50	3.70	2.00
JBA2206	J. Belo	LVL	92.98	94.00	1.02	2.78
JBA2206	J. Belo	LM	119.40	135.50	16.14	2.73
Incl.	J. Belo	LM	127.00	129.50	2.50	7.95
JBA2207	J. Belo	LVL	74.31	78.00	3.69	2.39
JBA2207	J. Belo	LVL	111.40	116.00	4.63	2.78
JBA2207	J. Belo	LVL	129.30	131.00	1.67	4.75
JBA2207	J. Belo	LM	145.50	158.00	12.55	1.64
Incl.	J. Belo	LM	149.00	152.00	3.00	2.95
JBA2211	J. Belo	LVL	75.48	79.50	4.02	1.83
JBA2211	J. Belo	LVL	89.00	109.50	20.50	2.64
Incl.	J. Belo	LVL	89.35	92.00	2.65	6.49
Incl.	J. Belo	LVL	93.50	96.90	3.40	6.84
JBA2217	J. Belo	LVL	69.92	76.06	6.14	5.62
Incl.	J. Belo	LVL	69.92	72.18	2.26	14.20
JBA2217	J. Belo	LM	105.90	107.60	1.72	1.57
JBA2217	J. Belo	LM	133.80	140.00	6.18	2.96
JBA2221	J. Belo	LVL	68.92	80.50	11.58	1.78
Incl.	J. Belo	LVL	70.50	72.50	2.00	5.78
JBA2221	J. Belo	LM	136.50	142.50	6.00	3.36
Incl.	J. Belo	LM	138.50	141.00	2.50	6.60
JBA2181	J. Belo	QTO	89.50	91.50	2.00	14.78
JBA2197	J. Belo	LVLPC	159.5	162.2	2.78	10.97
Incl.	J. Belo	LVLPC	159.5	160.5	1.05	27.33

*Intervals represent at least 70% of true widths

Figure 4:  Jacobina - Morro do Vento Selected Assays

Hole	Sector	Reef	From (m)	To (m)	Interval (m)*	Au (g/t)
MVT1532	M.Vento	HW	34.50	36.50	2.00	2.42
MVT1532	M.Vento	MR	86.00	93.00	7.00	1.55
MVT1532	M.Vento	FW	98.27	105.00	6.73	1.24
MVT1533	M.Vento	MR	101.30	106.00	4.75	19.53
MVT1533	M.Vento	FW	106.00	114.50	8.50	2.15
MVT1533	M.Vento	FW	116.60	125.00	8.41	2.98
MVT1540	M.Vento	HW	75.00	76.50	1.50	8.35
MVT1540	M.Vento	MR	118.90	123.10	4.14	1.69
Incl.	M.Vento	MR	120.90	123.10	2.12	2.62
MVT1540	M.Vento	FW	126.30	129.50	3.20	1.57
MVT1541	M.Vento	HW	88.50	91.57	3.07	3.24
MVT1541	M.Vento	MR	92.24	94.70	2.46	3.65
MVT1541	M.Vento	FW	99.32	101.00	1.68	1.51
MVT1544	M.Vento	HW	65.00	66.00	1.00	1.84
MVT1544	M.Vento	MR	77.00	80.00	3.00	3.81
MVT1544	M.Vento	MR	81.10	83.00	1.90	2.77
MVT1516	M.Vento	FW	78.54	79.50	0.96	8.67
MVT1518	M.Vento	FW	33.00	35.50	2.50	1.83
MVT1518	M.Vento	FW	50.37	52.50	2.13	4.97
MVT1518	M.Vento	FW	55.50	73.00	17.50	1.25
Incl.	M.Vento	FW	68.00	68.50	0.50	4.39
MVT1524	M.Vento	FW	51.50	52.58	1.08	4.17

*Intervals represent at least 70% of true widths

Figure 5: Jacobina - Maneira Reef Selected Assays

Hole	Sector	Reef	From (m)	To (m)	Interval (m)*	Au (g/t)
CAN1065	CAC	MAN	26.90	28.50	1.60	3.18
CAN1065	CAC	MAN	60.40	61.45	1.05	15.93
CAN1068	CAC	MAN	74.50	86.19	11.69	4.51
CAN1068	CAC	MAN	83.50	86.19	2.69	8.94
CAN1070	CAC	MAN	38.12	40.05	1.93	10.31
CAN1064	CAC	MAN	101.02	103.50	2.48	13.95
CAN1052	CAC	MAN	62.00	64.50	2.50	6.45
Incl.	CAC	MAN	62.00	63.10	1.10	11.07

*Intervals represent at least 70% of true widths.

Figure 6: Jacobina - Morro do Vento Long Section (Looking West)
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Figure 7: Chapada - Suruca Cross Section (Looking West)
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Figure 8: Chapada - Suruca Selected Assays

Hole	Sector	From (m)	To (m)	Interval (m)*	Au (g/t)	Estimated True Width (m)	Type
SU-1000**	SURUCA	42.00	180.00	138.00	0.45	75.35	Sulphide
Including	SURUCA	42.00	84.27	42.27	1.05	21.10	Sulphide
SU-1000**	SURUCA	265.00	390.38	125.38	0.55	68.25	Sulphide
Including	SURUCA	352.00	362.00	10.00	2.54	5.40	Sulphide
SU-1005	SURUCA	44.96	73.00	28.04	0.26		Sulphide
Including	SURUCA	67.00	73.00	6.00	0.58		Sulphide
SU-1005	SURUCA	95.00	127.00	32.00	0.41		Sulphide
Including	SURUCA	98.00	107.00	9.00	1.02		Sulphide
SU-1008	SURUCA	31.96	92.00	60.04	0.19		Sulphide
Including	SURUCA	76.56	88.00	11.44	0.48		Sulphide
SU-1008	SURUCA	110.00	145.87	35.87	0.28		Sulphide
Including	SURUCA	115.30	128.60	13.30	0.48		Sulphide
SU-1010	SURUCA	298.00	424.00	126.00	0.62		Sulphide
Including	SURUCA	391.80	418.00	26.20	1.10		Sulphide
SU-1013	SURUCA	32.43	41.00	8.57	0.45		Sulphide
SU-1013	SURUCA	61.46	87.00	25.54	0.49		Sulphide
Including	SURUCA	63.84	79.00	15.16	0.69		Sulphide
SU-1018	SURUCA	238.00	304.00	66.00	0.90		Sulphide

*Intervals represent at least 80% of true width unless otherwise noted.

Figure 9: Chapada - Sucupira and Baru Cross Section (Looking Northeast)
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Figure 10: Chapada - Sucupira and Baru Selected Assays

Hole	Sector	From (m)	To (m)	Interval (m)*	Au (g/t)	Cu (%)	Type
NM-260	SUCUPIRA	74.00	82.00	8.00	0.10	0.14	Sulphide
NM-260	SUCUPIRA	92.16	105.94	13.78	0.16	0.19	Sulphide
Including	SUCUPIRA	98.00	105.94	7.94	0.23	0.23	Sulphide
NM-260	SUCUPIRA	208.00	307.24	99.24	0.21	0.32	Sulphide
Including	SUCUPIRA	271.00	282.00	11.00	0.53	0.47	Sulphide
NM-262	SUCUPIRA	92.00	164.00	72.00	0.19	0.17	Sulphide
Including	SUCUPIRA	107.00	117.00	10.00	0.39	0.24	Sulphide
Including	SUCUPIRA	152.13	159.00	6.87	0.69	0.4	Sulphide
NM-256	BARU	61.20	108.00	46.80	0.1	0.29	Sulphide
Including	BARU	71.00	90.00	19.00	0.12	0.31	Sulphide
Including	BARU	100.00	108.00	8.00	0.12	0.35	Sulphide
NM-258	BARU	73.00	142.61	69.61	0.13	0.29	Sulphide
Including	BARU	104.00	126.00	22.00	0.22	0.47	Sulphide

*Sucupira and Baru intervals represents approximate true width.

Figure 11: Chapada - Santa Cruz Selected Assays

Hole	Sector	From (m)	To (m)	Interval (m)*	Au (g/t)	Cu (%)	Type
SC-22	SANTA CRUZ	40.82	86.74	45.92	-	0.15	Sulphide
Including	SANTA CRUZ	79.57	86.74	7.17	0.10	0.27	Sulphide
SC-23	SANTA CRUZ	139.56	178.56	39.00	0.19	0.39	Sulphide
Including	SANTA CRUZ	150.00	157.00	7.00	0.23	0.45	Sulphide
Including	SANTA CRUZ	165.23	177.00	11.77	0.2	0.43	Sulphide
SC-24	SANTA CRUZ	126.52	172.00	45.48	0.15	0.38	Sulphide
Including	SANTA CRUZ	128.00	136.81	8.81	0.21	0.44	Sulphide
Including	SANTA CRUZ	143.04	153.00	9.96	0.31	0.65	Sulphide

*Intervals represent approximate true width.

Figure 12: Chapada - Plan Map Displaying 500m Strike Of Santa Cruz System
http://www.globenewswire.com/NewsRoom/AttachmentNg/d995def6-cf67-437f-b2d2-acc7012d92c8

Figure 13: Chapada - Plan Map and Cross Section of Hidrotermalito Mineralization Envelope
http://www.globenewswire.com/NewsRoom/AttachmentNg/20f2514f-f8b4-498d-9539-556f5dbcb761

Figure 14: Chapada - Hidrotermalito Selected Assays

Hole	Sector	From (m)	To (m)	Interval (m)*	Au (g/t)	Cu (%)	Type
HS-70	HIDROTERMALITO	0.00	16.97	16.97	0.19	-	Oxide
HS-70	HIDROTERMALITO	46.00	67.00	21.00	0.33	0.1	Sulphide
Including	HIDROTERMALITO	46.00	56.00	10.00	0.52	0.14	Sulphide
HS-66	HIDROTERMALITO	0.00	34.47	34.47	0.37	0.01	Oxide
Including	HIDROTERMALITO	0.64	13.00	12.36	0.61	0.01	Oxide
Including	HIDROTERMALITO	31.00	34.47	3.47	0.57	0.01	Oxide

*Intervals represent approximate true width

Figure 15: Minera Florida - Plan View of PV Sur
http://www.globenewswire.com/NewsRoom/AttachmentNg/c3ff89ae-4f57-4593-b4bf-3386b7102efb

Figure 16: Minera Florida - Don Leopold, Fantasma & PV Sur Selected Assays

Hole	Vein	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Zn (%)
ALH2414	Don Leopoldo	134.95	139.75	4.80	10.85	12	1.02
ALH2398	Don Leopoldo	137.30	143.30	6.00	3.63	24	1.67
ALH2411	Fantasma Oeste	113.10	116.10	3.00	8.55	21	1.59
ALH2431	Fantasma Oeste	106.00	106.75	0.75	10.15	21	0.81
ALH2379	Fantasma Oeste	88.90	92.20	3.30	9.39	13	1.61
ALH2385	Fantasma Oeste	94.45	96.95	2.50	9.37	12	0.74
ALH2360	Satelite Fantasma	72.72	73.05	0.33	58.30	10	0.14
ALH2360	Satelite Fantasma	82.60	82.80	0.20	8.29	5	0.20
ALH2360	Satelite Fantasma	89.20	89.65	0.45	13.00	56	1.70
ALH2363	Satelite Fantasma	28.55	28.95	0.40	8.98	21	0.28
ALH2365	Satelite Fantasma	158.39	159.15	0.76	11.70	945	1.37
ALH2304	PVSur	119.04	121.64	2.60	5.54	15	2.31
ALH2308	PVSur	11.35	12.05	0.70	8.33	8	3.77
ALH2322	PVSur	88.03	89.63	1.60	11.53	11	3.33
ALH2333	PVSur	82.00	84.20	2.20	11.03	15	7.90

* Intervals represent at least 80% of true widths

Figure 17: Minera Florida - Centenario Sur & Maquis Clavo II Selected Assays

Hole	Vein	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Zn (%)
ALH2399	Centenario Sur	46.30	50.64	4.34	8.78	21	1.35
ALH2400	Centenario Sur	47.10	50.90	3.80	10.31	16	1.33
ALH2407	Centenario Sur	54.75	57.05	2.30	12.60	20	1.19
ALH2410	Centenario Sur	61.10	67.35	6.25	9.13	23	2.22
ALH2441	Maquis Clavo II	64.75	66.70	1.95	12.98	35	6.44
ALH2466	Maquis Clavo II	0.00	2.10	2.10	4.21	21	1.27

* Intervals represent at least 80% of true widths

Figure 18: El Peñón - Aleste, Bonanza & Dorada Selected Assays

Hole	Sector	From (m)	To (m)	Interval (m)*	Au (g/t)	Ag (g/t)
SAI0153C	Aleste SS	309.67	311.40	0.9	117.00	5,988
SAI0154C	Aleste SS	302.26	302.95	0.5	9.21	508
SAI0158P	Aleste SS	273.00	276.00	1.3	28.30	1,470
SQI0021C	Angelina	430.28	439.60	4.3	15.50	286
UIB0032	Bonanza NN3	88.50	89.40	0.9	19.40	91
UIB0033	Bonanza NN3	111.00	113.90	1.4	12.03	358
UIB0034	Bonanza NN3	168.43	169.65	0.4	11.40	63
UIB0039	Bonanza NN3	114.08	114.38	0.3	16.90	8
UIB0040	Bonanza NN3	183.28	187.87	1.1	7.90	40
UID0234	Dorada	154.00	156.09	2.0	7.08	318
UED0032	Dorada Este	112.64	115.00	1.7	50.81	2,460
UID0236	Dorada FW	164.00	165.00	0.9	10.90	568
SOI0082C	Dorada FW W	241.00	243.00	0.3	7.300	1,198
SOI0083P	Dorada FW W	204.00	208.00	1.6	11.8	619

*Intervals represent at least 80% of true widths

Figure 19: Cerro Moro - Veronica Cross Section July 2018 (Looking Northeast)
http://www.globenewswire.com/NewsRoom/AttachmentNg/861e0b05-dede-4b1c-911d-f76d727d3dd5

Figure 20: Cerro Moro - Veronica Selected Assays

Hole	Sector	From (m)	To (m)	Interval (m)*	Au (g/t)	Ag (g/t)
MD2453	Veronica	95.0	95.5	0.5	10.25	980
MD2453	Veronica	98.5	99.1	0.6	28.83	3,265
MD2454	Veronica	119.2	120.3	1.1	61.24	2,368
MD2467	Veronica	148.9	150.7	1.8	8.15	430
MD2478	Veronica	37.9	41.4	3.5	11.01	711
T0182	Veronica	4.5	10.7	6.3	10.27	675

* Intervals represent at least 80% of true widths

Figure 21: Lavra Velha Mineralized Lens’ Relative to Potential Pit Shell (Looking East)
http://www.globenewswire.com/NewsRoom/AttachmentNg/3c5c14e7-25bc-4246-b90e-3c39672246e5

Figure 22: Lavra Velha Plan Map Displaying Regional Targets
http://www.globenewswire.com/NewsRoom/AttachmentNg/caa4233e-f114-4a0b-bf4d-c5b4b5f70dba

Qualified Persons

Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.  He has also reviewed and verified that the technical information related to the properties contained in this news release is accurate.

Quality Assurance and Quality Control

Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at ALS and SGS analytical laboratories, both ISO 9001:2008 and 17025 certified laboratories, except at Jacobina where sample preparation is completed on site prior to shipping to ALS analytical facilities. Au is analysed by gold fire assay with 30g or 50 g aliquot and AAS finish. Samples over 5 g/t are re-analyzed by gravimetric finish methods. Ag is determined using a four acid digestion and AAS finish (ore level) and samples over 30g/t are re-analyzed by gravimetric finish methods. Cu is also determined with four acid digestion and AAS finish. Five percent of all pulps are further checked by secondary certified laboratories (Intertek, SGS) using the same analytical methods.

All exploration diamond drill cores are split in half by mechanical spitting or core sawing and sampled at appropriate intervals for assay. The remaining core, coarse reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including continued advancements at Jacobina, Chapada, Minera Florida, El Peñón, Cerro Moro and Lavra Velha, the potential for future additions to mineral resources and mineral reserves, expected upgrades from mineral resources to mineral reserves, plans to increase mine life and increase production, expected exploration results and mine extensions. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

(Unless otherwise stated, all assays are uncut and intercepts represent 80% of true width)